Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

SKYBRIDGE OPPORTUNITY FUND

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (a)	Fee rate	Amount of Filing Fee (b)

Fees to Be Paid	$78,664,790.45	0.00015310	$12,043.58

Fees Previously Paid	—	—	—

Total Transaction Valuation	$78,664,790.45

Total Fees Due for Filing			$12,043.58

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$12,043.58

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.
(b)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation.